REPORT OF THE BOARD OF DIRECTORS TO SHAREHOLDERS

OF GENTIUM S.P.A. REGARDING

ORDINARY SHAREHOLDERS’ MEETING

Dear Shareholders and Holders of American Depositary Shares:

An Ordinary Shareholders’ Meeting of Gentium S.p.A. (the “Company”) has been called in order to (i) approve the 2011 Italian GAAP financial statements of the Company and related documents, (ii) set the number of members of the Board of Directors of the Company and elect members of the Board of Directors of the Company for the 2012/2013 term, (iii) approve director compensation for the 2012/2013 term, (iv) elect members of the Board of Statutory Auditors of the Company for the 20012/2015 term and approve their compensation for such term, and (v) approve the engagement of Reconta Ernst & Young S.p.A. as the Company’s independent auditor for the fiscal year 2012 with respect to the Company’s U.S. GAAP financial statements and approve its compensation.

The “first call” for this meeting is April 27, 2012 at 3:00 p.m., Italian time, at the registered office of the Company in Villa Guardia (Como), Piazza XX Settembre no. 2. Should a quorum not be present for the first call (attendance by shareholders representing at least half of the outstanding ordinary shares of the Company), a “second call” for this meeting will be on May 9, 2012 at the same time and place. There is no quorum requirement at the second call.

Holders of the Company’s American Depositary Shares (“ADSs”) of record on February 29, 2012 will be able to instruct The Bank of New York, the Company’s depositary of the ordinary shares representing the ADSs, to vote those ordinary shares at the meeting pursuant to the terms of the Deposit Agreement dated as of June 15, 2005 between the Company and The Bank of New York. The Bank of New York will vote its ordinary shares pursuant to the instructions it receives from the ADS holders at either the first call or the second call, as the case may be. The affirmative vote of the majority of the shareholders present at either the first call (if a quorum is present), or second call (if necessary), is required to approve any resolution proposed at the Ordinary Shareholders’ Meeting.

The Board of Directors recommends that you vote in favor of each of these matters.

1.           Approve the 2011 Italian GAAP financial statements of the Company and related documents and allocation of the annual operating profit

The 2011 Italian GAAP draft financial statements of the Company and related documents (i.e., statement of assets and liabilities, profit and loss account, supplemental notes, report of the Board of Directors on the management of the Company and the reports of the Board of Statutory Auditors and the independent auditors) will be available for review at the registered office of the Company, located in Villa Guardia (Province of Como), Piazza XX Settembre 2, and also will be posted on the Company’s website at www.gentium.com, starting no later than April 11, 2012. The Board of Directors recommends that the shareholders approve such financial statements and related documents and to allocate 5% of the annual operating profit to the Company’s legal reserve, pursuant to section 2430 of the Italian civil code, and to use the remaining amount of the operating profit to cover the carried forward losses.

2.          Set the number of members of the Board of Directors of the Company and elect members of the Board of Directors of the Company for the 2012/2013 term.

The Board of Directors submits to the shareholders’ attention the proposal of increasing the number of members of the Board of Directors to seven (7) and electing the following individuals as members of the Board of Directors for the term from this Ordinary Shareholders’ Meeting to the Company’s Ordinary Shareholders’ Meeting approving the 2012 Italian GAAP draft financial statements (the “Company’s 2013 Annual Ordinary Shareholders’ Meeting”), or until otherwise replaced or removed. Additional information about each nominee is provided below.

a.	Gigliola Bertoglio

b.	Marco Brughera

c.	Glenn Cooper

d.	Laura Ferro

e.	Khalid Islam

f.	Bobby Sandage

g.	Elmar Schnee

Gigliola Bertoglio, 77, has served as one of our directors since December 2004.  Ms. Bertoglio has been a partner of Audirevi S.r.l., an Italian registered public accounting firm, since January 2005 and was a self-employed consultant during 2004. From 1970 through 2003 she was employed by Reconta Ernst & Young (the Italian affiliate of Ernst & Young LLP) and its predecessors and was an audit partner beginning in 1977. From 1998 until leaving the firm, she was responsible for the firm’s Capital Market Group in Italy. From 1989 to 1998, she was responsible for directing the firm’s Professional Standards Group, a member of the Accounting and Auditing Standards Group of Ernst & Young International and a coordinating audit partner for clients with international operations. From 1977 to 1989, Ms. Bertoglio was a partner of the Italian firm of Arthur Young & Co. (the predecessor to Ernst & Young) where she was responsible for directing the firm’s Professional Standards Group, served in an advisory role to the Accounting and Auditing Standards Group of Arthur Young International and was a coordinating audit partner for clients with international operations. From 1970 to 1977, she was an Audit Manager (1970 to 1974) and an Audit Principal (1975 to 1977) with the Italian firm of Arthur Young & Co. in its Rome and Milan offices. Prior to 1970, Ms. Bertoglio was employed in the New York offices of Horwath & Horwath and LKH&H, both of which were public accounting firms. She earned a degree in Public Accounting from New York University and a Diploma in Accounting from Economics Institution in Biella, Italy. She is a Certified Public Accountant (active license to August 31, 2003, inactive after that) in the United States and included in the Register of Authorized Auditors of Consob, the Italian Stock Exchange’s regulatory agency for public companies.

Marco M. Brughera, 56, was appointed to our Board of Directors on December 6, 2011 following the resignation of Marco Codella. Since January 2011, Dr. Brughera has held several positions for the Sigma-Tau Group, including Corporate R&D Managing Director of Sigma-Tau, S.p.A., President of Sigma-Tau Research CH, Chief Executive Officer of Prassis S.p.A., and the President and Chief Executive Officer of Tecnogen S.p.A. From 2004 to 2010, Dr. Brughera was the Vice President of Preclinical Development at Nerviano Medical Sciences, a pharmaceutical R&D facility in Italy and one of the largest oncology-focused integrated discovery and development companies in Europe. During that time, Dr. Brughera also served as the Managing Director at Accelera, Srl, an independent Contract Research Organization (CRO) within the Nerviano Medical Sciences Group. From 1999 to 2004, Dr. Brughera held several senior-level positions at Pharmacia/Pfizer. Prior to 1999, Dr. Brughera held various positions at Pharmacia & Upjohn and Farmitalia Carlo Erba SpA, an Italian pharmaceutical company. Dr. Brughera earned a degree in veterinary medicine from the University of Milan in 1981. He is also a Eurotox Registered Toxologist.

Glenn Cooper, 59, has served as one of our directors since October 2009.  Dr. Cooper is currently the Executive Chairman of Coronado Biosciences, Inc., a clinical stage biopharmaceutical company focused on cancer care, and has held that position since July 2010. Dr. Cooper was also Coronado’s acting Chief Executive Officer from December 2010 to April 2011. From 1993 until 2009, Dr. Cooper served as Chairman and Chief Executive Officer of Nasdaq-listed Indevus Pharmaceutical, a specialty pharmaceutical company focused on urology and endocrinology.  Prior to joining Indevus in 1993, Dr. Cooper held numerous executive level positions, including President and Chief Executive Officer of Progenitor, Inc., Executive Vice President and Chief Operating Officer of Sphinx Pharmaceuticals Corporation, and various clinical and regulatory positions with NYSE-listed Eli Lilly and Company.  Dr. Cooper has participated in the development and commercialization of numerous drugs, including Prozac®, Axid®, Lorabid®, Ceclor®, SANCTURA®, SANCTURA XR®, Supprelin-LA®, and Vantas®.  Dr. Cooper is currently a member of the Board of Directors of Repligen Corporation, listed on Nasdaq.  Dr. Cooper received an M.D. from Tufts University School of Medicine, performed his postdoctoral training in Internal Medicine and Infectious Diseases at the New England Deaconess Hospital and the Massachusetts General Hospital and received a B.A. from Harvard University.

Laura Ferro, 60, is our former President and Chief Executive Officer (1991 until 2009) and has served as one of our directors since 1991.  Dr. Ferro is the former President and Chief Executive Officer of our largest shareholder, FinSirton.  From 1991 to 2010, Dr. Ferro also held various positions at Sirton Pharmaceuticals S.p.A., a subsidiary of FinSirton that specializes in manufacturing pharmaceutical products.  Prior to that, Dr. Ferro was a practicing physician for 15 years. Dr. Ferro is a member of the executive committee of Farmindustria, an Italian pharmaceutical industry group. She is also the President of the Gianfranco Ferro Foundation, a not-for-profit Italian organization with the mission of stimulating research, education and dissemination of information on the correct use of medications and adverse effects of medicines. Dr. Ferro received her M.D. and Ph.D. degrees from the University of Milan, and a MBA from Bocconi University in Milan in 1994.  Dr. Ferro is a licensed physician. She was certified in psychiatry at the University of Milan in 1981 and in Clinical Pharmacology at the University of Milan in 1994.

Khalid Islam, 56, has served as our Chairman of our Board of Directors since December 2009, Chief Executive Officer since November 2009, and interim Scientific Director since October 2011.  Dr.  Islam has over 22 years of experience in the pharmaceutical sector. From 1999 to 2008, he was the President and Chief Executive Officer of the SWX-listed anti-infective company Arpida AG. Prior to joining Arpida, he held various research and development roles at Hoechst Marion Roussel and Marion-Merrell Dow, both global pharmaceutical companies. He is the founder/co-founder of several companies and has previously served as a member of the Board of Directors for Arpida AG in Switzerland, Rheoscience A/S in Denmark and Chairman of Arpida Inc. In addition, Dr. Islam is currently the Chairman of the Board of Directors of C10 Pharma in Norway, an advisor to the venture capital group Kurma Biofund in Paris, a member of the International Scientific Advisory Board of the Network of Excellence in Pathogenomics, and a member of the Editorial Board of Current Drug Discovery and Technologies. He received a Bachelor of Science from Chelsea College, University of London, and his Ph.D. from Imperial College, University of London. He has published over 80 articles in scientific journals and holds numerous patents.

Bobby Sandage, Jr., 58, has served as one of our directors since October 2009. Dr. Sandage currently serves as President and Chief Executive Officer of Coronado Biosciences, Inc., a clinical stage biopharmaceutical company focused on cancer care, and has held these positions since April 2011. From March 2010 until April 2011, Dr. Sandage served as Vice President of Embedded Therapeutics at NYSE-listed Covidien plc. From 1991, and until Indevus Pharmaceuticals was acquired by Endo Pharmaceuticals in 2009, Dr. Sandage held various positions at Indevus Pharmaceuticals, including as Executive Vice President of Research and Development and Chief Scientific Officer. Following the acquisition of Indevus Pharmaceuticals, Dr. Sandage served as the Executive Vice President for Endo Pharmaceuticals, a pharmaceutical company listed on Nasdaq that is engaged in the research, development, sale and marketing analgesic products and products to treat various urological and endocrinological conditions.  Prior to joining Indevus Pharmaceuticals, Dr. Sandage held senior drug development positions DuPont Merck Pharmaceutical Company, DuPont Critical Care (formerly American Critical Care) and Merrell Dow Pharmaceuticals.  Dr. Sandage previously served as a member of the Board of Directors of Osteologix Inc., a public pharmaceutical company that focuses on the treatment and prevention of diseases of bone and joint tissue. He has also served as a member of the Board of Directors of Genta, Inc., also a public company.  Dr. Sandage has a B.S. in Pharmacy from the University of Arkansas and Ph.D. in Clinical Pharmacy from Purdue University.

Elmar Schnee, 52, is being proposed as a new member of our Board of Directors. Mr. Schnee has more than 20 years of experience in the international pharmaceutical industry, with specific expertise in strategic planning, business development and marketing acquired through various positions held at Merck, Fisons Pharmaceutical PLC, Sanofi-Synthélabo and UCB Pharma. Since 2011, Mr. Schnee has served as Executive Chairman of Cardiorentis Ltd., a biopharmaceutical company specializing in the development and commercialization of therapies for the treatment of acute heart failure (AHF). Previously, Mr. Schnee spent several years in the global pharmaceutical and chemical group at Merck KGaA. He joined Merck in 2003 as Managing Director of Merck Santé s.a.s. in Lyon, France. In January 2004, Mr. Schnee assumed responsibility for global operations of the ethical pharmaceuticals division of Merck KGaA, and in November 2005, Mr. Schnee was appointed as Deputy Member of the Executive Board responsible for the pharmaceuticals business sector. In 2006, he was appointed as Regular Member of the Executive Board and General Partner of Merck KGaA, with responsibility for pharmaceutical products oversight. Mr. Schnee holds a degree in Marketing Management from the Swiss Institute of Business Administration in Zurich.

3.           Approve director compensation for the 2012/2013 term.

The Board of Directors submits to the shareholders’ attention the following proposal to approve, as compensation for each director of the Company for the term from this Ordinary Shareholders’ Meeting to the Company’s 2013 Annual Ordinary Shareholders’ Meeting, (i) US$ 45,000 in the form of an annual cash retainer and (ii) a stock option for 9,000 ordinary shares of the Company. The stock options will fully vest at the end of each director’s term following his or her re-election to the Board of Directors at this Annual Ordinary Shareholders’ Meeting and will have an exercise price equal to the higher of (i) the fair market value of the Company’s ADSs on the date of grant and (ii) €2.12 pursuant to the resolutions taken by the 2011 Extraordinary Shareholders’ meeting. Such compensation excludes any committee fees and travel reimbursement.

4.          Elect members of the Board of Statutory Auditors of the Company for the 2012/2015 term and approve their compensation for such term.

The Board of Directors submits to the shareholders’ attention the proposal to approve the re-election of the following individuals as members of the Board of Statutory Auditors for a term ending at the Company’s Ordinary Shareholders’ Meeting called for the approval of the 2014 Italian GAAP Financial Statements and to approve an annual compensation of Euro 22,500 for the Chairperson of the Statutory Auditors and Euro 15,500 for the other members. Such compensation excludes any attendance fees at meetings of the Company’s Board of Directors or Shareholders, travel reimbursements, and appraisal attestation work, if required.

Name	Position
Giorgio Iacobone	Chairman
Carlo Ciardiello	Member
Augusto Belloni	Member
Putignano Oronzo	Alternate

Mr. Iacobone and Mr. Belloni also serves as a member of the board of statutory auditors of Vifarma S.p.A. in liquidazione (formerly Sirton Pharmaceuticals S.p.A.).

5.          Approve the engagement of Reconta Ernst & Young S.p.A. as the Company’s independent auditor for fiscal year 2012 with respect to the Company’s U.S. GAAP financial statements and its compensation.

The Board of Directors submits to the shareholders the proposal to resolve upon (A) the engagement of Reconta Ernst & Young S.p.A. as the Company’s independent auditor for fiscal year 2011 with respect to the Company’s U.S. GAAP financial statements, and, in connection therewith, (B) confirmation of a compensation per year to such auditor of €105,000, plus extra-ordinary amounts to be expressly determined for extraordinary transactions and services, and (C) granting the Chairperson of the Board and any other executive officer of the Company the power to negotiate with Reconta Ernst & Young S.p.A. the terms and conditions for its engagement, including the power to enter into an ad-hoc engagement letter.

In light of the above, the Board of Directors proposes to hold an Ordinary Shareholders’ Meeting to approve the following resolutions:

At the Ordinary Shareholders’ Meeting of Gentium S.p.A., after having examined and approved the report of the Board of Directors, the shareholders

RESOLVED

To approve the 2011 Italian GAAP financial statements of the Company and related documents and, allocate 5% of the annual operating profit to the Company’s legal reserve, pursuant to section 2430 of the Italian civil code, and to use the remaining amount of the operating profit to cover the carried forward losses;

To increase the number of members of the Board of Directors to seven (7) and elect the following individuals as members of the Board of Directors of the Company for the term from this Ordinary Shareholders’ Meeting to the Company’s 2013 Annual Ordinary Shareholders’ Meeting, or until otherwise replaced or removed:

a.	Gigliola Bertoglio

b.	Marco Brughera

c.	Glenn Cooper

d.	Laura Ferro

e.	Khalid Islam

f.	Bobby Sandage, Jr.

g.	Elmar Schnee

To approve as compensation for each director of the Company for the term from this Ordinary Shareholders’ Meeting to the Company’s 2013 Annual Ordinary Shareholders’ Meeting, excluding any committee fees and travel reimbursement, (i) US$ 45,000 in the form of an annual cash retainer and (ii) a stock option for 9,000 ordinary shares of the Company.

To re-elect the following individuals as members of the Board of Statutory Auditors of the Company for the term ending at the Company’s Ordinary Shareholders’ Meeting called for the approval of the 2014 Italian GAAP Financial Statements and approve an annual compensation of Euro 22,500 for the Chairperson of the Statutory Auditors and Euro 15,500 for the other members.

Name	Position
Giorgio Iacobone	Chairman
Carlo Ciardiello	Member
Augusto Belloni	Member
Putignano Oronzo	Alternate

To approve (A) the engagement of Reconta Ernst & Young S.p.A. as the Company’s independent auditor for fiscal year 2012 with respect to the Company’s U.S. GAAP financial statements, and, in connection therewith, (B) compensation per year to such auditor of €105,000, plus extra-ordinary amounts to be expressly determined for extraordinary transactions and services, and (C) granting the Chairperson of the Board and any other executive officer of the Company the power to negotiate with Reconta Ernst & Young S.p.A. the terms and conditions for its engagement, including the power to enter into an ad-hoc engagement letter.

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